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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 8 2010
DIVISION OF MARKET REGULATION

SECUR 10029858 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA HOPKINS 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF WITT MARES, PLC
(Name – *if individual, state last, first, middle name*)

3951 WESTERRE PARKWAY, SUITE 200 (Address) RICHMOND (City) VIRGINIA (State) 23233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JIM REBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA SECURITIES CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jim Reber
Signature

President
Title

Susan Maples
Notary Public

SUSAN MAPLES STATE OF TENNESSEE NOTARY PUBLIC TIPTON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Securities Corporation as of December 31, 2009 and 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Witt Mares, PLC

Richmond, Virginia
February 12, 2010

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ **942,816**	$ 288,672
Securities, at market value	**-**	674,004
Receivables from clearing broker-dealer:		
Trading income	**392,852**	328,115
Program reimbursements	**413,475**	347,000
Prepaid expenses and other assets	**1,303**	15,746
Total assets	$ **1,750,446**	$ 1,653,537
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trade payable	$ **26,450**	$ 20,542
Compensation payable	**308,047**	275,343
Income taxes payable to parent	**9,000**	90,584
Due to related parties	**233,001**	341,500
Royalties payable:		
State independent banker associations	**636,181**	528,865
ICBA	**128,397**	88,510
Total liabilities	**1,341,076**	1,345,344
Stockholder's equity		
Common stock, no par value; 100 shares authorized and issued	**70,000**	70,000
Additional paid-in capital	**65,000**	65,000
Retained earnings	**274,370**	173,193
Total stockholder's equity	**409,370**	308,193
Total liabilities and stockholder's equity	$ **1,750,446**	$ 1,653,537

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The primary business of the Company is the sale of securities as a nonclearing broker-dealer to customers throughout the United States. The Company utilizes Vining Sparks, IBG, L.P. as its clearing broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the Municipal Securities Rulemaking Board (MSRB).

The Company is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for certain program expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements of approximately $2,445,000 and $1,842,000 are reflected in the financial statements as a reduction of expenses for the years ended December 31, 2009 and 2008, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

Securities consist of U.S. Government securities and FINRA stock and are carried at fair value on the statements of financial condition. Changes in fair value are recorded in other income in the accompanying statements of income.

Revenue Recognition and Receivables

The Company receives a percentage of commissions earned on customers' securities transactions. Securities transactions are recorded on a settlement-date basis, generally the third business day following the transaction date. Generally accepted accounting principles require the use of trade date accounting. Accordingly, the Company has adjusted to this method at year end. Receivables represent amounts due from clearing broker-dealer agents. The Company uses the direct write-off method to account for bad debts.

Advertising

Advertising costs, which are principally included in administrative expenses, are expensed as incurred.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Fair Value of Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. The carrying amounts reported in the statements of financial position for cash and cash equivalents, receivables, payables, and accrued expenses approximate their face values due to the short maturities of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting has established a hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of financial position, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities are classified within Level 1 of the valuation hierarchy where quoted market prices are available in an active market. Level 1 securities include highly liquid government bonds, mortgage products, and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Currently, all of the Company's securities are considered to be Level 1 securities.

As of December 31, 2009 and 2008, the Company does not have any instruments measured at fair value on a non-recurring basis.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN, which total $106,614 and $102,600 for the years ended December 31, 2009 and 2008, respectively. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments. The amounts charged to expense totaled $1,035,471 and $775,167 for the years ended December 31, 2009 and 2008, respectively.

The Company periodically settles with affiliates. The unpaid amount due to affiliates under these agreements represents due to related parties in the statements of financial condition.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on the percentage of operating income, subject to certain adjustments, and is paid semiannually. The amounts charged to expense totaled $1,141,768 and $891,465 for the years ended December 31, 2009 and 2008, respectively.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio	4.43 to 1
Net capital	$ 302,639
Excess net capital	213,234

NOTE 5. SUBSEQUENT EVENTS

The Company has evaluated all events subsequent from December 31, 2009 through February 12, 2010, which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require disclosure in the financial statements.

ICBA Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

WITT MARES

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ICBA Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.